UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-06776
CENTEX CORPORATION
(Exact name of registrant as specified in its charter)
c/o Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304
(248)647-2750

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, ($0.25 par value)
Rights to Purchase Junior Participating Preferred Stock, Series D

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Pursuant to the requirements of the Securities Exchange Act of 1934, Centex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2009	By: Name:	/s/ Steven M. Cook Steven M. Cook
	Title:	Senior Vice President and Secretary